UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
May 26, 2021

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Arvinas, Inc.

File No. 333-227112 - CF#36460

Arvinas, Inc. submitted an application under Rule 406 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form S-1 registration statement filed on August 30, 2018, as amended.

Based on representations by Arvinas, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance hasdetermined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.13	through June 22, 2031
Exhibit 10.16	through June 22, 2031
Exhibit 10.17	through June 22, 2031

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Robert Errett
Acting Chief, Disclosure Management Office